May 4, 2000


VIA EDGAR TRANSMISSION
----------------------

U.S. Securities and Exchange Commission
450 Fifth Street, NW
Washington, DC  20549

Re:  The Sage Variable Life Account A (CIK:  0001087860)
     Request for Withdrawal of Registration Statement on Form S-1
     File No. 333-35960

Dear Ladies and Gentlemen:

The purpose of this letter is to request that the Form S-1 (Accession Number 000092885-00-001309) for The Sage Variable Life Account A, which was filed on May 1, 2000, be withdrawn from the SEC's database.

Our filing agent, R.R. Donnelley Financial, inadvertently transmitted the Form S-1 under the wrong CIK/CCC, and since then refiled the Form S-1 under the correct company name (Accession Number 0000928385-00-1336). We respectfully request that the SEC withdraw the Form S-1 filing for The Sage Variable Life Account A (Accession Number 0000928385-00-001309) pursuant to Rule 477(a) under the Securities Act of 1933.

I appreciate your prompt consideration regarding this matter, and would be happy to provide any additional information you might require. Please call Adrienne Powell, R.R. Donnelley Financial, at (703) 558-5800, should you have any questions regarding this matter.

Sincerely,

/s/ James F. Bronsdon, Jr.

James F. Bronsdon, Jr.
Vice President Legal & Compliance

cc: Keith E. Carpenter, Esq.